Mail Stop 3561

September 21, 2007

American Axle & Manufacturing Holdings, Inc.
Michael K. Simonte-Chief Financial Officer
One Dauch Drive
Detroit, Michigan, 48211

Re: **American Axle & Manufacturing Holdings, Inc.**
Form 10-K for the year ended December 31, 2006
Filed February 21, 2007
File No. 001-14303

Dear Mr. Simonte:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief